UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at September 6, 2007

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: September 6, 2007

Print the name and title of the signing officer under his signature.

  1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
www.tasekomines.com

TASEKO ADDS 128 MILLION TONS TO GIBRALTAR MINERAL RESERVES

September 6, 2007 - Taseko Mines Limited ("Taseko" or the "Company") (TSX: TKO; AMEX:TGB) announces that the recently completed 2007 drilling program at its 100% owned Gibraltar Copper-Molybdenum Mine has resulted in an addition of 128 million tons to the mineral reserves. As a result, the total mineral reserves at Gibraltar have increased to 384 million tons at 0.310% copper and 0.009% molybdenum, containing 2.4 billion pounds of copper and 69 million pounds of molybdenum.

In addition to the 384 million tons of proven and probable reserves, there are more than 500 million tons of measured and indicated resources at a similar grade.

The Gibraltar concentrator is undergoing a major 2-phase expansion which will be complete by the end of 2008. The increase in the mineable tonnage will allow the expanded milling operations to be maintained at 55,000 tons per day for 17 years, averaging 115 million pounds of copper and 1.4 million pounds of molybdenum per year, which will make Gibraltar the second largest open pit copper mine in Canada.

Russell Hallbauer, President and CEO of Taseko, commented, "These new mineral reserves plus the more than 500 million tons of measured and indicated resources, in combination with the nearly complete mill expansion, puts Taseko at the forefront of Canadian mining companies." Mr. Hallbauer continued, "The reserves and resources at Gibraltar and the one billion tonnes of reserves and resources at the Company's Prosperity Gold-Copper Project1 contain 11.0 billion pounds of copper, all located in the mining-friendly jurisdiction of British Columbia, creating vast opportunities for the Company and setting Taseko apart from its peers."

Gibraltar's proven and probable reserves as of September 30, 2007 are tabulated below:

Gibraltar Mine Mineral Reserves As at September 30, 2007[2] At 0.20 % copper cut-off

Pit	Category	Tons (millions)	Cu (%)	Mo (%)
Pollyanna	Proven Probable	3.8 0.4	0.334 0.279	0.008 0.008
	Subtotal	4.2	0.329	0.008
Connector	Proven Probable	40.4 14.8	0.296 0.271	0.010 0.009
	Subtotal	55.2	0.289	0.010
Gibraltar Additional	Proven Probable	66.8 33.3	0.286 0.285	0.008 0.013
	Subtotal	100.1	0.286	0.010
Granite Granite Additional	Proven Probable	157.6 23.9	0.324 0.322	0.010 0.009
	Proven Probable	38.1 4.5	0.329 0.322	0.002 0.004
	Subtotal	224.1	0.325	0.008
Total		383.6	0.310	0.009

1 Prosperity has proven and probable reserves of 480 million tonnes grading 0.43 g/t gold and 0.22% copper (at a $4.00 NSR/tonne cut-off), based on a pre-feasibility study (see Taseko's January 10, 2007 news release), included within 1.0 billion tonnes of measured and indicated resources grading 0.41 g/t gold and 0.24% copper at a 0.14% copper cut-off. Scott Jones, P.Eng., is the qualified person for the Prosperity Project.
2 Based on reconciliation with projected mineral reserves at Taseko's fiscal year end at current production rate of 33,500 tons per day.

In addition to the above mineral reserves, Gibraltar has the following mineral resources:

Gibraltar Mine Mineral Resources As at September 30, 2007 At 0.20% copper cut-off
Category	Tons (millions)	Cu (%)	Mo (%)
Measured	320	0.307	0.008
Indicated	209	0.311	0.005
Total	530	0.309	0.007

The mineral resource and reserve estimations were completed by Gibraltar mine staff under the supervision of Ian S. Thompson, P.Eng., Superintendent of Engineering and a Qualified Person under National Instrument 43-101. Mr Thompson has verified the methods used to determine grade and tonnage in the geological model, reviewed the long range mine plan, and directed the updated economic evaluation. The estimates used long term metal prices of US$1.50/lb for copper and US$10.00/lb for molybdenum and a foreign exchange of C$0.80 per US dollar. Mr Thompson has reviewed this release. A technical report will be filed on www.sedar.com.

For further details on Taseko and its properties, please visit the Company's website at www.tasekomines.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, lack of continuity of mineralization, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission or the Company's home jurisdiction filings at www.sedar.com.

Information for US Persons Concerning Estimates of Measured and Indicated Resources

This news release also uses the terms "measured resources" and "indicated resources". Taseko Mines Limited advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.